SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Dividend Declaration

AVIVA plc

2012 Final Dividend on Ordinary Shares of 25p and Dividend on the 8¾% Cumulative Irredeemable Preference Shares of £1

Final Dividend on Ordinary Shares of 25p

Title of Security	Ordinary shares of 25p each
Final dividend for the financial year ended	31 December 2012
Net amount payable in cash per share	9.00 pence
Rate of tax deduction	1/9th
Date dividend declared	7 March 2013
Date and time by which Transfer must be lodged with the Company for transferees to receive this dividend	22 March 2013
Date of dividend payment for holders of Aviva ordinary shares	17 May 2013
Date of dividend payment for holders of Aviva American Depositary Receipts (ADRs)	Approximately 5 business days after payment date for ordinary shareholders

The Board has agreed that no Scrip dividend will be offered in relation to the 2012 Final Dividend on ordinary shares of 25p. For further information of Aviva's dividend policy please see the preliminary results announcement released today.

Dividend on 8¾% Cumulative Irredeemable Preference Shares of £1

Title of Security	8¾% Cumulative Irredeemable Preference shares of £1
Half year period to	30 June 2013
Rate per cent actual/ Amount payable in cash per share	4.375% per share NET
Rate of tax deducted / credited	1/9th
Date and time by which Transfer must be lodged with the Company for transferees to receive this dividend	3 May 2013
Date of dividend payment	30 June 2013

Date: 7 March 2013

Contacts:

Russell Tullo, Director of Secretariat
Telephone - 020 7662 0721

Liz Nicholls, Assistant Company Secretary
Telephone - 020 7662 8358

Aviva plc
St Helen's, 1 Undershaft
London EC3P 3DQ

Registered in England
Number 2468686

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 07 March 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary